

David Gonzalez · 2nd

 Canisius College

Co-founder at fintech startup focused on helping low income students stay in college and graduate.

Buffalo, New York, United States · Contact info

500+ connections

Experience



Co-Founder, Co-CEO
Arbol · Full-time
Feb 2021 – Present · 1 yr
Buffalo, New York, United States

Arbol is a platform that helps low income college students raise funds to cover their life expenses, build their network and access community by connecting them to online supporters.



Kangarootime
2 yrs 4 mos

Vice President, Operations & Finance (Acting COO)
Full-time
Jan 2021 – Jan 2022 · 1 yr 1 mo
Buffalo, New York, United States

Kangarootime is a fast growing venture-backed start-up in the early education technology sector based in Buffalo, NY. The company helps childcare providers focus deepening relationships with their families and optimize their business by automating their back office processes and providing family engagement tools. ...see more

Senior Product Manager, Fintech & Analytics
Full-time
Oct 2019 – Jan 2021 · 1 yr 4 mos
Buffalo/Niagara, New York Area

Kangarootime is a fast growing venture-backed start-up in the early education technology sector based in Buffalo, NY. The company helps childcare providers focus on deepening relationships with their families and optimize their business by automating their back office processes and providing family engagement tools. ...see more

 **Kangarootime Raises $3.5 Million Series A t...**



Vice President, Innovation
M&T Bank · Full-time
Feb 2019 – Oct 2019 · 9 mos
Buffalo, New York

M&T Bank Corporation is a bank holding company headquartered in Buffalo, New York, which had assets of $119.9 billion at December 31, 2019. M&T Bank Corporation's subsidiaries include M&T Bank and Wilmington Trust, National Association. ...see more



Digital Product Manager, Chat, Messaging & Conversational AI
HSBC · Full-time
Dec 2015 – Feb 2019 · 3 yrs 3 mos
Depew, New York

HSBC is one of the world's largest banking and financial services organisations. Serving more than 40 million customers through our global businesses: Wealth and Personal Banking, Commercial Banking, and Global Banking and Markets. Our network covers 64 countries and territories in Europe, Asia, the Middle East and Africa, North America and Latin Am ...see more

 **HSBC's digital transformation: 'It's a...**



Digital Marketing Manager
Basil Marketing Group
Aug 2014 – Oct 2015 · 1 yr 3 mos
Orchard Park, NY

Basil Marketing Group is a full service automotive advertising agency that creates new promotional ideas, designs print, radio, television, digital and social plans, conducts advertising campaigns, and commissions research and surveys for the Basil Family of Dealerships. ...see more

Show 2 more experiences ⌄

Education



Canisius College
MBA, Finance
2011 – 2012



State University of New York College at Buffalo
Bachelor of Science (B.S.), Business Administration
2006 – 2010
Activities and Societies: Buffalo State College Varsity Football Offensive Captain, Fall 2010

Licenses & certifications



Strategic Thinking
LinkedIn
Issued Aug 2018 · No Expiration Date



Analytics Certification
Google
Issued Oct 2015 · Expired Apr 2017
See credential



Adwords Certification
Google
Issued Mar 2015 · Expired Feb 2016
See credential

Volunteer experience



Committee Member
Relay For Life of Buffalo, NY
Nov 2015 – Present · 6 yrs 3 mos
Health

Relay For Life is a community based fundraising event of the American Cancer Society. Each year, more than 5,000 Relay For Life events take place in over twenty countries.Events are held in local communities, campus universities and in virtual worlds. As the American Cancer Society's most successful fundraiser and the organization's signature event, the mission of Relay For Life is to raise funds to improve cancer survival, decrease the incidence of cancer, and improve the quality of life for cancer patients and their caretakers.

Role:
- Manage and grow social media channels
- Manage social media content and social media calendar
- Generate event awareness via socia media